1

Exhibit 99.1
MARKET RELEASE

Sibanye-Stillwater preparations for Covid-19 and US PGM operations update
Johannesburg, 23 March 2020: Sibanye-Stillwater (Tickers JSE: SSW and NYSE: SBSW) is a leading, global precious metals company. The Group employs over 80,000 people at its geographically diversified operations in three countries and contributes significantly to regional and local economies, and supports local communities and a diverse supplier network in the regions it operates.

The spread of the Covid-9 corona virus outside of China was rapidly identified as a significant risk and promptly prioritised by the Group in February 2020. The rapid proliferation of the COVID-19 corona virus across the globe since then is unprecedented, with many countries already enforcing previously unimaginable restrictions to contain the spread and limit the impact of the virus.

The safety, health and wellbeing of our employees, contractors and communities is our overriding concern and every effort is being made to identify and minimise the risks posed by the virus for employees and contractors, while ensuring the ongoing continuity and sustainability of our operations at the same time. A balanced approach is necessary to minimise prolonged health and economic consequences of the virus for all our stakeholders.

While we have currently had no confirmed cases of COVID-19 at our operations, we are mindful of the heightened risk and role we have to play in arresting the spread of this global pandemic. We have aligned our approach and efforts with guidelines and best practices provided by the South
African and United States Governments, the World Health Organisation (WHO), and Centre for
Disease Control and Prevention. We continue to engage with regulatory authorities, and industry bodies such as the Minerals Council and the International Council on Mining and Metals (ICMM), as
well as partnering with organisations such as The Employment Bureau of Africa (TEBA to manage risks posed by migratory labour.

We are also engaging constantly with stakeholder representative bodies at Government and community level, as well as labour representatives. It is at times like these when leaders from all constituencies must stand together in the struggle against the spread of this virus.

Our high level COVID-19 response

Our high level approach has been three pronged to manage the risks throughout the organisation:
1.
to develop and implement protocols, procedures and systems to measure and identify the risks
2.
to develop and implement proactive measures to mitigate COVID-19 risks
Sibanye Stillwater Limited
Incorporated in the Republic of South Africa
Registration number 2014/243852/06
Share codes: SSW (JSE) and SBSW (NYSE)
ISIN – ZAE000259701
Issuer code: SSW
(“Sibanye-Stillwater”,”the Company” and/or “the Group”)
Registered Address:
Constantia Office Park
Bridgeview House • Building 11 • Ground Floor
Cnr 14th Avenue & Hendrik Potgieter Road
Weltevreden Park • 1709
Postal Address:
Private Bag X5 • Westonaria • 1780

Tel +27 11 278 9600 • Fax +27 11 278 9863

3.
in the event of an outbreak to ensure the health and safety of employees and to manage the consequences in a manner which least disrupts the operations

An executive Corona virus Steering Committee led by the Group Chief Executive Officer has been established to provide regular oversight, guidance and counsel to a multi-disciplinary Coronavirus co-
ordination team. The co-ordination team comprises of representatives from our different operating regions, operating segments and business units, and it meets daily to update plans in line with the dynamic information around COVID-19. The team is responsible for the development and implementation of measures to prevent the incidence and limit or spread of COVID-19 among the workforce, ensure comprehensive and regular stakeholder engagement and develop business sustainability and post COVID-19 recovery plans.

The Group has implemented high-level measures to contain and restrict the spread of COVID-19 including:
·
Stakeholder communication and engagement
-
An extensive communication campaign to raise awareness about COVID-19 amongst employees and communities, and provide channels for consistent and relevant feedback
-
We have mapped a wide range of stakeholders linked to our business and begun engaging to ensure alignment with our protocols and identify possible ways in which we can collaborate to jointly minimise the risks. These include local health facilities; government departments
(Health, DMRE and Home Affairs), SADC Embassies, Minerals Council and other mining companies; suppliers and local NGOs. We have also engaged private healthcare providers on collaboration possibilities such as private testing via Lancet as well as having key persons for case and disease management in medical schemes
·
Workplace hygiene
-
The nature of our business means that large groups of employees may gather in areas in the workplace. To that extent, we have put in place personal and workplace hygiene programmes to reduce this risk. This includes making soaps and other disinfectants available, screening of employees and contractors, adopting protocols around biometrics and enforcement of sick leave for employees who present with flu like symptoms
-
High-risk areas in the workplace and employee transport are cleaned and sterilised regularly
-
Appropriate PPE and sanitisers are being supplied and the use in all high-risk areas is mandatory
·
Travel restrictions
-
International and non-essential local travel has been banned and heightened approval processes for travel have been implemented
-
A mandatory 14-day quarantine period and screening has been implemented for employees returning from travel from high risk destinations
·
Remote work and limitation of direct engagement
-
Remote work and work from home protocols, where possible, are promoted and facilitated and direct meetings at corporate office and on site have been prohibited, with access strictly controlled and all visitors subject to the same screening and hygiene protocols as employees
·
Screening
-
Employees returning from leave or business travel undergo mandatory screening to identify any possible risk of exposure and to determine travel patterns and contact points to enable an appropriate response in the case of an outbreak. Any employees displaying symptoms or who have travelled to high risk areas will undergo mandatory quarantine

-
Agreement has been reached in South Africa with TEBA to screen all employees who migrate from neighbouring countries for testing at their borders of entry, thus reducing exposure risk
-
Employee screening at Company managed facilities in South Africa is carried out regularly
-
Pre-shift screening of employees and contractors in the US has been implemented
The COVID-19 situation is dynamic and continually evolving. Sibanye-Stillwater has developed detailed plans to mitigate the impact of the virus and contain the spread of any infections that may occur, as much as possible, should they occur. We are monitoring the developing situation and continue to refine our plans on an ongoing basis. Further information to address the COVID-19 threat will be announced as is becomes applicable.

Possible impact on US PGM operations
In order to further proactively manage the COVID-19 threat at our US PGM operations and comply with the added requirements of local health authorities, a decision has been made to significantly reduce the number of people at our US sites, whilst maintaining production from current operations.
Specific actions taken include:
·
demobilising contractors involved in growth capital activities
·
facilitating remote work for personnel that are not required on site
·
prohibiting face-to-face contact with external parties and restricting site access to employees

The Blitz project accounts for the majority of contract workers at the US PGM operations and these decisions are likely to temporarily impact growth from Blitz in 2020 and delay the project’s development schedule. In addition, we have received a force majeure notice from the manufacturer of the mills to be used in the expansion of the concentrator. Further detail will be provided once we have concluded a full impact assessment.

We are also making sure that these short-term disruptions do not impact longer-term business plans while ensuring we are well-positioned to safely and efficiently ramp-up operations in a timely manner once the worst of this global pandemic passes.

Our US PGM operations are a “critical infrastructure industry” as defined by the Cybersecurity and
Infrastructure Agency, with PGMs essential components of many chemical, medical and biochemical applications. This includes the use of PGMs in many drugs used to treat a wide range of cancers, pacemaker electrodes, catheters, guides for arthroscopic surgery and in self-rescuer masks used by first responders. Platinum is also an essential catalyst in petrochemical plants necessary for energy production. As the only primary PGM producer in the United States, we will endeavour to maintain current production from our Stillwater and East Boulder mines, while maintaining throughput through our Columbus Metallurgical Complex in order to provide PGM’s to the critical sectors mentioned above. Aside from the Blitz project activities, our other operations are largely unaffected by the aforementioned decisions.

Ends.
Investor relations contact:
Email: ir@sibanyestillwater.com
James Wellsted
Head of Investor Relations
Tel: +27 (0) 83 453 4014
Sponsor: J.P. Morgan Equities South Africa Proprietary Limited

Ends.

FORWARD LOOKING STATEMENTS

The information in this announcement may contain forward-looking statements within the meaning of the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements, including, among others, those relating to Sibanye-Stillwater Limited’s (“Sibanye-Stillwater” or the
“Group”) financial positions, business strategies, plans and objectives of management for future operations, are necessarily estimates reflecting the best judgment of the senior management and directors of Sibanye-Stillwater.

All statements other than statements of historical facts included in this announcement may be forward-looking statements. Forward-looking statements also often use words such as “will”, “forecast”, “potential”, “estimate”,
“expect” and words of similar meaning. By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances and should be considered in light of various important factors, including those set forth in this disclaimer and in the Group’s Annual Integrated Report and Annual
Financial Report, published on 29 March 2019, and the Group’s Annual Report on Form 20-F filed by Sibanye-
Stillwater with the Securities and Exchange Commission on 5 April 2019 (SEC File no. 001-35785), and the Form
F-4 filed by Sibanye Stillwater Limited with the Securities and Exchange Commission on 4 October 2019 (SEC File
no. 333-234096) and any amendments thereto. Readers are cautioned not to place undue reliance on such statements.

The important factors that could cause Sibanye-Stillwater’s actual results, performance or achievements to differ materially from those in the forward-looking statements include, among others, our future business prospects;
financial positions; debt position and our ability to reduce debt leverage; business, political and social conditions in the United States, United Kingdom, South Africa, Zimbabwe and elsewhere; plans and objectives of management for future operations; our ability to obtain the benefits of any streaming arrangements or pipeline financing; our ability to service our bond Instruments (High Yield Bonds and Convertible Bonds); changes in assumptions underlying Sibanye-Stillwater’s estimation of their current mineral reserves and resources; the ability to achieve anticipated efficiencies and other cost savings in connection with past, ongoing and future acquisitions, as well as at existing operations; our ability to achieve steady state production at the Blitz project;
the success of Sibanye-Stillwater’s business strategy; exploration and development activities; the ability of
Sibanye-Stillwater to comply with requirements that they operate in a sustainable manner; changes in the market price of gold, PGMs and/or uranium; the occurrence of hazards associated with underground and surface gold,
PGMs and uranium mining; the occurrence of labour disruptions and industrial action; the availability, terms and deployment of capital or credit; changes in relevant government regulations, particularly environmental, tax, health and safety regulations and new legislation affecting water, mining, mineral rights and business ownership, including any interpretations thereof which may be subject to dispute; the outcome and consequence of any potential or pending litigation or regulatory proceedings or other environmental, health and safety issues; power disruptions, constraints and cost increases; supply chain shortages and increases in the price of production inputs;
fluctuations in exchange rates, currency devaluations, inflation and other macro-economic monetary policies;
the occurrence of temporary stoppages of mines for safety incidents and unplanned maintenance; the ability to hire and retain senior management or sufficient technically skilled employees, as well as their ability to achieve sufficient representation of historically disadvantaged South Africans’ in management positions; failure of information technology and communications systems; the adequacy of insurance coverage; any social unrest, sickness or natural or man-made disaster at informal settlements in the vicinity of some of Sibanye-Stillwater’s operations; and the impact of HIV, tuberculosis and other contagious diseases. These forward-looking statements speak only as of the date of the content. Sibanye-Stillwater expressly disclaims any obligation or undertaking to update or revise any forward-looking statement (except to the extent legally required).